UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 October 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Issued by Harmony Gold Mining Company Limited

7 October 2010

For more details contact:

Hannes Meyer
Financial Director
+27 82 444 8435 (mobile)

or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242(mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Harmony's guidance for September 2010

Johannesburg, 7 October 2010: Harmony Gold Mining Company Limited (Harmony) announces that its production and costs for the quarter ended September 2010 are largely in line with the guidance provided to the market in August 2010 at the time of the release of its fourth quarter results.

Harmony advises that gold production for the September 2010 quarter is likely to be in the order of 3% lower than the June 2010 quarter. This is as a result of:

- The planned closure of Harmony 2 shaft;

- The planned closure of Merriespruit 3 shaft;

- The temporary cessation of operations at Joel North shaft to allow for the completion of shaft bottom spillage infrastructure which resulted in 43 production days lost;

- The tragic accident at Phakisa at the end of June 2010, which resulted in the closure of that shaft for 13 days.

As advised in the previous quarter, electricity costs were around R140 million more quarter on quarter and labour increased by approximately R50 million.

Costs at Hidden Valley have been incurred for a full quarter as opposed to two months in the previous quarter.

Retrenchment costs of around R60 million (R10 million at the Evander operations and R50 million at Virginia) have been incurred during the quarter.

Chief Executive Officer Graham Briggs commented that "Our aim at Harmony is to focus on safe, profitable ounces. To do this we have taken bold decisions in shutting unprofitable operations, and focusing our attention on our longer-life, lower-cost operations that will be profitable and sustainable for many years to come. We remain focused on increasing production to 2 million ounces of gold by FY13, with costs per tonne milled in the lowest quartile amongst South African producers."

Harmony's results for the quarter ended September 2010 will be released on 1 November 2010.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director